EAGLE SERIES TRUST

CLASS A
DISTRIBUTION PLAN

SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Eagle Series Trust Class A Distribution Plan shall be as follows:

INTERNATIONAL STOCK FUND	0.35%
INVESTMENT GRADE BOND FUND	0.35%
MID CAP GROWTH FUND	0.35%
MID CAP STOCK FUND	0.35%
SMALL CAP GROWTH FUND	0.35%

SMALLER COMPANY FUND	0.35%
TAX-EXEMPT BOND FUND	0.35%

Dated:  February 20, 2015